Exhibit 99.1

Yossi Carmil to Step Down as CEO After Nearly 20 Years

Cellebrite Announces CEO Succession Plan

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, November 6, 2024 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced a planned leadership transition following Yossi Carmil’s decision to step down from his current role as CEO and as a member of the Board of Directors by December 31, 2024. The Board has initiated a formal search for a new CEO, retaining an executive recruiting firm to advance this effort. Thomas E. Hogan, Cellebrite’s executive chairman, will serve as interim CEO upon Carmil’s departure and until the search is complete and a new CEO joins Cellebrite.

“Cellebrite is indebted to Yossi Carmil. He is a rare CEO – one who has led the Company from its days as a small entrepreneurial start up through a successful market focus shift, major product and business model transformations, a public listing on Nasdaq and multiple phases of growth to establish Cellebrite’s position as the leading platform for accelerating justice around the world,” said Hogan. “As reflected by our strong financial performance and bright outlook for the future, Cellebrite moves forward extremely well positioned to sustain its business momentum.”

Carmil joined Cellebrite in 2004 as the Company’s fifth employee and became CEO one year later. Under Carmil’s leadership, Cellebrite has grown from 18 people working in a small office in the outskirts of Tel Aviv to over 1,100 people, a dozen offices worldwide and customers in more than 100 countries. Through game-changing innovation, Cellebrite established itself as the leading provider of digital investigative software for the public and private sectors and is trusted by approximately 7,000 customers worldwide. More recently, Carmil has played an instrumental role in leading Cellebrite to achieve a wide range of milestones that include taking Cellebrite public in 2021, completing the transition to a subscription business model, launching Cellebrite’s AI-driven Case-to-Closure platform and delivering consistently strong, profitable growth. As a result, the Company’s market valuation has doubled since going public to approximately $4 billion.

“Leading Cellebrite as CEO for the past 19 years has been an amazing journey and the Company’s success would not have been possible without the support of our customers, partners and investors, and the innumerable contributions from our talented workforce,” said Carmil. “Cellebrite has an incredibly bright future and the timing is right for a new leader to advance our mission and take the Company to the next level. We have assembled a strong leadership team, an exciting technological roadmap and a compelling strategic plan that is aimed at driving value creation for all key stakeholders. I am confident in Cellebrite’s strategic direction and its ability to capitalize on the opportunities ahead.”

Hogan joined Cellebrite as executive chairman in August 2023 and has worked closely with Carmil and the broader Cellebrite leadership team to help advance the Company’s strategy and operational execution. Hogan is a proven technology and software executive with a remarkable 40+ year track record of exceptional shareholder returns, client impact and employee growth. Hogan’s experience includes over a decade as both a private and publicly held software CEO as well as senior executive posts ranging from late stage private to mega-cap public companies.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigation platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Note: References to our website and the websites of third parties mentioned in this press release are inactive textual references only, and information contained therein or connected thereto is not incorporated into this press release.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include comments related to the timing associated with the CEO succession plan as well as the following statements: We have assembled a strong leadership team, an exciting technological roadmap and a compelling strategic plan that is aimed at driving value creation for all key stakeholders; and I am confident in Cellebrite’s strategic direction and its ability to capitalize on the opportunities ahead – I look forward to seeing all that Cellebrite will accomplish over the coming years. Such forward-looking statements including those with respect to commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910